07022029

RECEIVED

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

21 March 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding (s) in Company'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
APR 06 2007
THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\L - Holding(s) in Company 21 March 2007.doc

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Severn Trent Plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure under DTR Transitional Provisions	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Pictet Asset Management SA
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	n/a
6. Date on which issuer notified:	20 March 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00BIFH8J72	n/a	n/a	0	0	17,718,717	0	7.601%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be	% of voting